UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Donnelley Financial Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25787G100

(CUSIP Number)

JEFFREY JACOBOWITZ

SIMCOE CAPITAL MANAGEMENT, LLC

540 Madison Avenue, 27th Floor

New York, New York 10022

(212) 448-7400

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,392,985
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,392,985
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,392,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,215
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,215
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE SELECT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,180
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,180
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,357,395
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,357,395
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,357,395
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		35,590
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

35,590
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 25787G100

1	NAME OF REPORTING PERSON

JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,439,287*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,439,287*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,439,287*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 36,088 Shares held directly by Mr. Jacobowitz and 10,214 restricted stock units granted to Mr. Jacobowitz in his capacity as a director of the Issuer.

7

CUSIP No. 25787G100

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,241,215 Shares directly owned by Simcoe Partners is approximately $16,178,333, including brokerage commissions. The aggregate purchase price of the 116,180 Shares directly owned by Simcoe Select is approximately $1,467,810, including brokerage commissions. The aggregate purchase price of the 35,590 Shares directly owned by SDR Partners is approximately $424,515, including brokerage commissions.

The 36,088 Shares and 10,214 restricted stock units (“RSUs”) were granted to Mr. Jacobowitz in his capacity as a director of the Issuer. The RSUs are payable in Shares on the earlier of the first anniversary of the grant date or when Mr. Jacobowitz ceases to be a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,315,874 Shares outstanding, as of April 26, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2024.

A.	Simcoe Partners
(a)	As of the date hereof, Simcoe Partners directly owned 1,241,215 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 1,241,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,241,215
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Partners since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Simcoe Select
(a)	As of the date hereof, Simcoe Select directly owned 116,180 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 116,180
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 116,180
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 25787G100

(c)	The transactions in the Shares by Simcoe Select since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Simcoe Management
(a)	Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 1,241,215 Shares owned by Simcoe Partners and (ii) 116,180 Shares owned by Simcoe Select.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 1,357,395
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,357,395
4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of Simcoe Partners and Simcoe Select since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	SDR Partners
(a)	As of the date hereof, SDR Partners directly owned 35,590 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 35,590
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,590
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SDR Partners since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Simcoe Capital
(a)	Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 1,241,215 Shares owned by Simcoe Partners, (ii) 116,180 Shares owned by Simcoe Select and (iii) 35,590 Shares owned by SDR Partners.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 1,392,985
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,392,985
4. Shared power to dispose or direct the disposition: 0

9

CUSIP No. 25787G100

(c)	Simcoe Capital has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Select and SDR Partners since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jacobowitz
(a)	Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 1,241,215 Shares owned by Simcoe Partners, (ii) 116,180 Shares owned by Simcoe Select and (iii) 35,590 Shares owned by SDR Partners. Mr. Jacobowitz has also been granted 36,088 Shares and 10,214 RSUs in his capacity as a director of the Issuer. The RSUs are payable in Shares on the earlier of the first anniversary of the grant date or when Mr. Jacobowitz ceases to be a director of the Issuer.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,439,287
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,439,287
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Select and SDR Partners since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of May 14, 2024, the Reporting Persons ceased to beneficially own 5% or more of the Shares.

10

CUSIP No. 25787G100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2024

SIMCOE PARTNERS, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SIMCOE SELECT, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SIMCOE MANAGEMENT COMPANY, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR PARTNERS, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SIMCOE CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
JEFFREY JACOBOWITZ

11

CUSIP No. 25787G100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 10 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale

SIMCOE PARTNERS, L.P.

(49,943)	61.9366[1]	05/10/2024
(285)	62.6700[2]	05/10/2024
(99,096)	61.8248[3]	05/13/2024
(81,026)	61.2121[4]	05/14/2024

SIMCOE SELECT, L.P.

(2,463)	61.9366[1]	05/10/2024
(14)	62.6700[2]	05/10/2024
(4,887)	61.8248[3]	05/13/2024
(3,996)	61.2121[4]	05/14/2024

SDR PARTNERS, LLC

(1,101)	61.9366[1]	05/10/2024
(6)	62.6700[2]	05/10/2024
(2,183)	61.8248[3]	05/13/2024
(1,785)	61.2121[4]	05/14/2024

1 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $61.60 to $62.59 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

2 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $62.60 to $62.68 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

3 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $61.70 to $62.28 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

4 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $61.09 to $62.08 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.